Exhibit 8

Subsidiaries of Eurand N.V.

Name	Jurisdiction of Incorporation

EA Acquisitions Corp.	Delaware, USA

Eurand, Incorporated	Nevada, USA

Eurand Pharmaceuticals, Inc.	Delaware, USA

Eurand Microencapsulation S.A.	Switzerland

Eurand France S.A.S.	France

Eurand S.p.A.	Italy

Eurand Pharmaceuticals Limited	Republic of Ireland

SourceCF, Inc.	Alabama, USA

SourceCF Nutritionals, LLC	Alabama, USA

SourceCF Inhalation Systems, LLC	Delaware, USA

SourceCF CR&D LLC	Delaware, USA